UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November 2017

Golar LNG Limited
(Translation of registrant’s name into English)
2nd Floor,
S.E. Pearman Building,
9 Par-la-Ville Road,
Hamilton, HM 11
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

INTERIM RESULTS FOR THE PERIOD ENDED SEPTEMBER 30, 2017

Highlights

•	Operating Loss and EBITDA* in the quarter reported a loss of $22.9 million and $5.5 million, respectively, compared to a 2Q 2017 loss of $24.0 million and $6.6 million, respectively.

•	Committed to sell an interest in the FLNG Hilli Episeyo ("Hilli") to Golar LNG Partners ("Golar Partners").

•	Iain Ross appointed as CEO.

Subsequent Events

•	Golar Partners closes a Series A Preferred Unit offering raising net proceeds of $134 million.

•	Golar Partners issues first 50% of Incentive Distribution Right reset Earn-Out Units to Golar.

•	LNG shipping market shows solid signs of recovery in 4Q.

•	FLNG Hilli on site in Cameroon with production expected to commence shortly.

Financial Review

Business Performance

	2017	2017
(in thousands of $)	Jul-Sep	Apr-Jun
Total operating revenues (including revenue from collaborative arrangement)	32,432	28,408
Vessel operating expenses	(13,827)	(12,099)
Voyage, charterhire & commission expenses (including expenses from collaborative arrangement)	(13,091)	(11,808)
Administrative expenses	(11,025)	(11,105)
EBITDA*	(5,511)	(6,604)
Depreciation and amortization	(17,385)	(17,366)
Operating loss	(22,896)	(23,970)
* EBITDA is defined as operating loss before interest, tax, depreciation and amortization. EBITDA is a non-GAAP financial measure. A non-GAAP financial measure is generally defined by the Securities and Exchange Commission as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable U.S. GAAP measure. We have presented EBITDA as we believe it provides useful information to investors because it is a basis upon which we measure our operations and efficiency. EBITDA is not a measure of our financial performance under U.S. GAAP and should not be construed as an alternative to net income (loss) or other financial measures presented in accordance with U.S. GAAP.

Golar reports today a 3Q 2017 operating loss of $22.9 million as compared to a 2Q 2017 loss of $24.0 million. A pick-up in utilization toward the end of the quarter resulted in a small rise in time charter revenues which increased $1.0 million to $25.0 million in 3Q 2017. Voyage expenses increased from $11.8 million in 2Q 2017 to $13.1 million in 3Q 2017, with the increase largely attributable to repositioning and cool-down costs for the Golar Tundra which departed Ghana in September and prepared for service as an LNG carrier.

As a result of higher fleet management and general vessel maintenance costs, vessel operating expenses increased $1.7 million to $13.8 million in 3Q 2017. Administration and depreciation and amortization costs at $11.0 million and $17.4 million, respectively, were in line with 2Q 2017.

Net Income Summary

	2017	2017
(in thousands of $)	Jul-Sep	Apr-Jun
Operating loss	(22,896)	(23,970)
Interest income	1,792	1,888
Interest expense	(13,375)	(20,453)
Other financial items, net	4,433	(22,384)
Other non-operating (loss) income	(98)	144
Taxes	(423)	(458)
Equity in net (losses) earnings of affiliates	(5,907)	704
Net income attributable to non-controlling interests	(7,401)	(9,279)
Net loss attributable to Golar LNG Limited	(43,875)	(73,808)

In 3Q 2017 the Company generated a net loss of $43.9 million. Notable contributors to this are summarized as follows:

•
The $7.1 million decrease in interest expense is the result of an adjustment to reflect capitalization of deemed interest of $7.4 million in connection with Golar's equity investment in Golar Power. This has been partly offset by additional interest charges as a result of an increase in LIBOR.

•
Other financial items reported 3Q 2017 income of $4.4 million. This non-cash income was derived from a mark-to-market gain on the three million Total Return Swap ("TRS") shares following a $0.36 quarter-on-quarter increase in the Company’s share price, an increase in swap rates resulting in mark-to-market interest rate swap gains and a $2.5 million mark-to-market gain on the IDR Earn-Out Units derivative.

•	The $5.9 million 3Q 2017 equity in net losses of affiliates is primarily comprised of the following:

–	a $5.0 million loss in respect of Golar’s 50% share in Golar Power;

–	a $2.1 million loss in respect of Golar’s 51% share in OneLNG; and

–	income of $1.1 million in respect of Golar's stake in Golar Partners.
Golar Partners reported a substantial drop in 3Q 2017 net income, primarily due to recognition of the Golar Spirit termination fee in 2Q 2017 and the loss of earnings from this FSRU post June 23, 2017. Golar's $8.4 million 3Q 2017 share of net earnings in the Partnership is offset by amortization, principally of the fair value gain on deconsolidation of Golar Partners, currently equivalent to $7.3 million. At $12.9 million, the quarterly cash distribution received from the Partnership is in line with prior quarters.

Commercial Review

LNG Shipping
The shipping market recovery is underway. Shipping demand has exceeded supply growth for the first time since 2013. Demand growth has been supported by a combination of additional liquefaction volumes and rising ton miles. Eight liquefaction trains with nameplate capacity of 34 million tons that commenced operations in 2016 continue to ramp up. A further six trains including Sabine Pass T4 and Wheatstone and Yamal T1 with a collective nameplate capacity of 28 million tons have commenced operations during 2017 to date. Start-up of the 5 million ton Cove Point facility is anticipated around year-end. After four years of declining ton miles, the advent of US volumes and the commencement of contracts with their Far Eastern off-takers are also contributing to rising sailing distances. Year to September 2017 ton miles increased 10% relative to 2016. This upward trajectory should continue given that new 2018-2021 liquefaction will be dominated by US volumes.

During September vessels began to pull out of the spot market to service dedicated volumes. Rising LNG prices in the East in response to significant demand from China and Korea also resulted in additional arbitrage opportunities and ton miles as more US volumes headed further eastward. Approximately 1.9 vessels are required to carry US volumes to Asia, more than twice the number required to deliver Australian volumes. Spot rates have steadily increased from 2-year highs in early October to 3-year highs today with sentiment continuing to improve as we move into peak winter gas demand. LNG prices have also surprised to the upside. Current JKM prices at around $9.80 per mmbtu compare to $7.10 this time last year. Similarly, European prices of $7.70 compare to $5.90 last year. The increase in Asia has, to a large extent, been driven by very strong Chinese demand where year to October imports are up approximately 48%, to 29 million tons.

Looking to 2018, around 45 vessels are scheduled for delivery, equivalent to 10% of the current fleet. This compares to more than 12% expected production growth for the year. Growth in ton miles is expected to further tighten the market and this sentiment is translating into a notable increase in enquiries for term charters.

Golar Partners
On August 15, 2017, Golar entered into a Purchase and Sale Agreement ("PSA") with Golar Partners for the sale of equity interests in the Hilli. The sold interests represent the equivalent of 50% of the two liquefaction trains, out of four, that have been contracted to Perenco Cameroon SA ("Perenco") and Societe Nationale Des Hydrocarbures ("SNH") for an eight-year term. The sold interest includes a 5% stake in any future incremental earnings generated by the currently uncontracted expansion capacity, but does not include exposure to the oil linked component of Hilli’s current revenue stream. The agreed sale price was $658 million less net lease obligations under the vessel financing facility that are expected to be between $468 and $480 million, which represents 50% of the Hilli post-delivery facility. Concurrent with execution of the PSA, the Partnership paid a $70 million deposit to Golar, on which the Partnership receives interest at a rate of 5% per annum. Closing of the sale is expected to take place on or before April 30, 2018.

On October 24, 2017, the Partnership priced a 4.8 million $25.0 per unit 8.75% Series A Preferred Unit offering. After exercise of the Underwriters Option for a further 0.72 million units, net proceeds received at closing on October 31, 2017 amounted to approximately $134 million. This capital raising positions the Partnership to acquire additional assets from Golar.

On October 31, 2017, Golar’s obligation to sub-charter the Golar Grand from the Partnership expired. From November 1, 2017, all daily hire from the vessel's oil major charterer accrues to the Partnership.

Having paid the minimum quarterly distribution in respect of each of the four preceding quarters ended September 30, 2017, the Incentive Distribution Right ("IDR") Exchange Agreement required that the Partnership issue to Golar 50% of the Earn-Out Units withheld at the time of the IDR reset in October 2016. Accordingly, on November 16, 2017, Golar Partners issued to Golar 374,295 common units and 7,639 General Partner units. The agreement also required the Partnership to pay Golar the distributions that it would have been entitled to receive on these units in respect of each of those four preceding quarters. Therefore, concurrent with the issuance of the above Earn-Out Units, Golar also received $0.9 million in cash. The Partnership will issue the remaining 50% of the Earn-Out Units in 4Q 2018, provided that it has paid a distribution equivalent to $0.5775 for each of the four quarters up to September 30, 2018. As of today, Golar owns 21,226,586 common units and 1,420,870 General Partner units in the Partnership which in total have a current market value of approximately $470 million.

FLNG
The Hilli conversion and pre-commissioning is now complete. The vessel departed Keppel Shipyard on October 1, 2017 and left Singapore for Cameroon with 108 crew on board on October 12, 2017. The Hilli arrived in Cameroon on November 20, 2017 and hook-up and connection to risers and umbilicals is now underway. The next period will see tendering of a Notice of Readiness, which triggers commissioning rate toll fees. A ship-to-ship transfer of LNG for commissioning purposes will be undertaken followed by commencement of the full commissioning process. As part of this process, Golar anticipates production of first commercial LNG to take place around year end. Final commissioning is expected to complete during the second half of 1Q 2018 and the project remains well within budget.

The Mark II FEED study, a key pre-requisite to reaching a Final Investment Decision ("FID") on the four 3.2mtpa FLNG unit US Gulf Coast Delfin LNG project is continuing on schedule and is on track to complete at the end of 1Q 2018.

OneLNG (51/49 Golar/Schlumberger upstream joint venture)
On August 21, 2017, the Fortuna project participants agreed the LNG sales structure and selected Gunvor Group Ltd. (“Gunvor”) as preferred off-taker. Principal commercial terms have been agreed with Gunvor for a sale and purchase agreement covering 1.1mtpa of LNG over a 10-year term. The LNG will be sold on a Brent-linked FOB basis. For two years immediately following FID the LNG offtake structure also permits the Fortuna project participants to market the remaining 1.1mtpa to higher priced gas markets. The sellers also have the option to put up to 1.1mtpa to Gunvor at a price lower than the firm price, exercisable during the two year period following FID.

On October 2, 2017, Fortuna project partner Ophir awarded an upstream construction contract to Subsea Integration Alliance, a partnership between OneSubsea, a Schlumberger company, and Subsea 7. The award is structured as an engineering, procurement, construction, installation and commissioning ("EPCIC") contract for the sub-sea umbilicals, risers and flowlines and for the sub-sea production systems scope of work. The EPCIC schedule is consistent with the planned delivery of first gas in 2021, and work will commence after FID.

With the Umbrella Agreement approved, a preferred off-taker and offtake structure agreed, and EPC and EPCIC contracts for midstream and upstream infrastructure now in place, the critical outstanding requirement for full FID remains financing. Progress has been made on bank and alternative financing approaches over the last month. Based on the solid economics of this project, the Board expects to approve a FID in the first part of 2018.

OneLNG is making very good progress with its remaining portfolio of FLNG projects and expects further projects to be concluded during 2018.

Golar Power (50/50 Golar/Stonepeak Infrastructure Partners downstream joint venture)
Development of the power project in Sergipe is progressing according to plan. A full financing package for the project is on track to close in 1Q 2018. There are now more than 1,200 workers on the ground with civil and earthworks nearing completion. Turbine, transformer and heat recovery steam generation modules are scheduled for delivery to site during 1Q 2018. Sapura Energy have been engaged in an EPCI contract for offshore works.

Golar Power’s agreement to provide the Sergipe project with an FSRU for 25-years has also been formalized in the form of a Time Charter Party and Operating Services Agreement for the Golar Nanook, the effectiveness of each being subject to financial close. The vessel remains on track for a September 2018 yard delivery ahead of commencement of commissioning activities offshore Sergipe in early-mid 2019.

Several projects have been targeted for the FSRU conversion candidate Golar Celsius and yards are being shortlisted for the conversion project. The standalone FSRU market remains highly competitive and challenging. Golar is therefore focusing on more profitable integrated gas to power projects where barriers to entry are higher.

Financing Review

FLNG Hilli Episeyo financing
The Hilli remains well within budget. As at September 30, 2017, $912.1 million has been incurred ($1,032.1 million including the original vessel and capitalised interest). As of today, $525 million has been drawn against the CSSCL debt facility. A further $175 million is available to draw to meet remaining pre-acceptance costs and up to a further $260 million can be used for remaining bills and to augment liquidity after acceptance. Drawdown of this facility is likely to significantly improve Golar's liquidity and investment capacity. An agreement has also been reached with Perenco and SNH to reduce the LC from $400 million to $300 million and this too is expected to release additional liquidity.

Liquidity
Golar’s unrestricted cash position as at September 30, 2017 was $286.6 million. Discussions have been initiated with Golar Partners with respect to the possible dropdown of the second 50% of Hilli's contracted capacity. The Partnership is financially well positioned for this following completion of its Series A Preferred Unit offering.

Included within the $1,102.6 million current portion of long-term debt is $702.1 million relating to lessor-owned subsidiaries that Golar is required to consolidate in connection with seven sale and leaseback financed vessels. The Company's underlying exposure is therefore $400.5 million. Of this, the majority relates to the Hilli CSSCL facility, which will be replaced by the pre-arranged $960 million sale and leaseback facility after vessel acceptance.

Corporate and Other Matters

On September 21, 2017, Iain Ross was appointed to replace interim CEO Oscar Spieler, who remains available in an advisory capacity to support the Hilli project. Iain joins Golar from project delivery firm WorleyParsons where he has held a wide range of Executive positions, most notable amongst them, responsibility for their global hydrocarbons, power, infrastructure and mining sectors.

At Golar’s Annual General Meeting on September 27, 2017, Tor Olav Trøim was appointed Chairman, replacing Dan Rabun. Dan remains a Director of Golar. Michael Ashford, Golar’s Company Secretary, was also appointed as a Director, replacing Andrew Whalley.

As at September 30, 2017, there were 101 million shares outstanding, including 3.0 million TRS shares that had an average price of $42.94 per share. There were also 4.2 million outstanding stock options in issue. The dividend will remain unchanged at $0.05 per share for the quarter.

Outlook

The Board is pleased with the transformation the company has undertaken since ordering FLNG Hilli in June 2014. Golar is currently going through a process that will see it transition from a mid-stream shipping company into a fully integrated gas to wire energy company.

Key building blocks to this transformation are as follows:

•
The delivery and start-up of FLNG Hilli, a vessel that will generate base operating cashflows under its tolling agreement of approximately $164 million per year over the coming 8 years. Trains 3 and 4, yet to be contracted, represent further potential upside. Trains 1 and 2 also have Brent-linked upside which can generate additional annual operating cash flows of approximately $3 million for every dollar increase in Brent prices between $60 and $102;

•
The project development of the Fortuna field, organized through the OneLNG joint venture with Schlumberger and Ophir, is expected to reach FID in the first part of 2018. With its particularly robust field economics, this project will give Golar direct access to reserves in the ground;

•
The development of the power project in Sergipe is progressing according to plan. Commencing in January 2020, this project is expected to generate annual operating cash flows of approximately $330 million based on current exchange rates. Of this, 50% is controlled by Golar Power, in which Golar has a 50% interest. The project infrastructure attractively positions Golar Power for further expansion opportunities at a low incremental cost;

•
The FSRU Golar Nanook is committed to the Sergipe project for 25 years with annual operating cash flows of approximately $39 million accruing to Golar Power. Further FSRU opportunities in the final stages of negotiation are expected to yield additional business for Golar Power and Golar Partners;

•
The shipping market is showing strong signs of improving. As of today, the effective time charter rates being achieved in 4Q are more than twice that recorded in 3Q. An improving trend is expected to continue into 2018-2019 when shipping supply should lag demand created by increased production. At full utilization, every $10,000 increase in shipping rates equates to approximately $40 million additional annual operating cash flows across the entire fleet;

•
The outlook for Golar Partners has improved having taken steps to secure its current distribution by way of its initial acquired interest in FLNG Hilli. Improving spot rates for its ships also provide a more supportive backdrop for their re-contracting; and

•
Supported by the successful execution of existing projects and contributions from key joint venture partners OneLNG and Golar Power, the project portfolio for the Golar group of companies continues to grow. This unique combination provides a differentiated and competitive value proposition in the gas to wire energy sector.

As a result of the above, Golar is a company likely to increase its earnings significantly over the coming three years. These results will be underpinned by secured contracts currently in execution, further augmented by a strengthening shipping market and a solid portfolio of projects that are expected to translate into new contracts. The company looks forward to providing confirmation of the above over the forthcoming quarters.

The Board recognizes the hard work invested in transforming Golar LNG into a fully integrated and uniquely positioned energy company, driven by a strong focus on technology and execution. The Board expects that this effort will translate into significant shareholder value as the various projects commence over the years ahead.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Golar undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.

Among the important factors that could cause actual results to differ materially from those in the forward-looking statements are:

•
changes in liquefied natural gas, or LNG, carrier, floating storage and regasification unit, or FSRU, or floating liquefaction natural gas vessel, or FLNG, market trends, including charter rates, vessel values or technological advancements;

•	changes in our ability to retrofit vessels as FSRUs or FLNGs and in our ability to obtain financing for such conversions on acceptable terms or at all;

•	changes in the timeliness of the Hilli Episeyo (the "Hilli") commissioning;

•	changes in the supply of or demand for LNG carriers, FSRUs or FLNGs;

•	a material decline or prolonged weakness in rates for LNG carriers, FSRUs or FLNGs;

•	changes in the performance of the pool in which certain of our vessels operate and the performance of our joint ventures;

•	changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs or FLNGs;

•	changes in the supply of or demand for LNG or LNG carried by sea;

•	changes in the supply of or demand for natural gas generally or in particular regions;

•	failure of our contract counterparties, including our joint venture co-owners, to comply with their agreements with us;

•	changes in our relationships with our counterparties, including our major chartering parties;

•	changes in the availability of vessels to purchase and in the time it takes to construct new vessels;

•	failures of shipyards to comply with delivery schedules or performance specifications on a timely basis or at all;

•	our ability to integrate and realize the benefits of acquisitions;

•	changes in our ability to close the sale of the equity interests in Hilli on a timely basis or at all;

•	changes in our ability to sell vessels to Golar Partners, or our joint venture Golar Power Limited ("Golar Power");

•	changes in our relationship with Golar Partners, Golar Power or our joint venture OneLNG S.A;

•	changes to rules and regulations applicable to LNG carriers, FSRUs, FLNGs or other parts of the LNG supply chain;

•
our inability to achieve successful utilization of our expanded fleet or inability to expand beyond the carriage of LNG and provisions of FSRUs particularly through our innovative FLNG strategy and our JVs;

•	actions taken by regulatory authorities that may prohibit the access of LNG carriers, FSRUs or FLNGs to various ports;

•
our inability to achieve successful utilization of our expanded fleet or inability to expand beyond the carriage of LNG and provision of FSRUs, particularly through our innovative FLNG strategy, or FLNG, and our joint ventures;

•	changes in our ability to obtain additional financing on acceptable terms or at all;

•	our ability to make additional equity funding payments to Golar Power and OneLNG to meet our obligations under each of the respective shareholders' agreements;

•	increases in costs, including, among other things, crew wages, insurance, provisions, repairs and maintenance;

•	changes in general domestic and international political conditions, particularly where we operate;

•	a decline or continuing weakness in the global financial markets;

•	challenges by authorities to the tax benefits we previously obtained under certain of our leasing agreements; and

•
other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Securities and Exchange Commission, or the Commission, including our most recent annual report on Form 20-F.

As a result, you are cautioned not to rely on any forward-looking statements. Actual results may differ materially from those expressed or implied by such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless required by law.

November 30, 2017
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda

Questions should be directed to:
Golar Management Limited +44 207 063 7900
Iain Ross - Chief Executive Officer
Brian Tienzo - Chief Financial Officer
Stuart Buchanan - Head of Investor Relations

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	2017	2017	2017	2016
(in thousands of $)	Jul-Sep	Apr-Jun	Jan-Sep	Jan-Sep

Time and voyage charter revenues	19,720	19,559	52,004	37,798
Time charter revenues - collaborative arrangement	5,277	4,403	17,016	10,494
Vessel and other management fees	7,435	4,446	16,930	8,902
Total operating revenues	32,432	28,408	85,950	57,194

Vessel operating expenses	13,827	12,099	38,870	41,739
Voyage, charter-hire and commission expenses (1)	4,672	3,372	20,637	28,505
Voyage, charter-hire and commission expenses - collaborative arrangement	8,419	8,436	21,191	6,425
Administrative expenses	11,025	11,105	33,571	31,073
Depreciation and amortization	17,385	17,366	59,937	56,146
Impairment of long-term assets	—	—	—	1,706
Total operating expenses	55,328	52,378	174,206	165,594

Other operating gains	—	—	—	16
Operating loss	(22,896)	(23,970)	(88,256)	(108,384)

Other non-operating (loss) income
Net loss on loss of control of Golar Power	—	—	—	(12,184)
Other	(98)	144	108	—
Total other non-operating (loss) income	(98)	144	108	(12,184)

Financial income (expense)
Interest income	1,792	1,888	4,704	1,527
Interest expense	(13,375)	(20,453)	(53,085)	(53,517)
Other financial items, net	4,433	(22,384)	(3,495)	(14,979)
Net financial expense	(7,150)	(40,949)	(51,876)	(66,969)

Loss before taxes and equity in net (losses) earnings of affiliates	(30,144)	(64,775)	(140,024)	(187,537)
Income taxes	(423)	(458)	(1,070)	1,039
Equity in net (losses) earnings of affiliates	(5,907)	704	(19,100)	10,118

Net loss	(36,474)	(64,529)	(160,194)	(176,380)
Net income attributable to non-controlling interests	(7,401)	(9,279)	(23,332)	(18,775)

Net loss attributable to Golar LNG Limited	(43,875)	(73,808)	(183,526)	(195,155)

(1) This includes related party net charter-hire expenses (net of amortization related to the guarantee) of $1.0 million and $0.8 million for the quarters ended September 30, 2017 and June 30, 2017, respectively.

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	2017	2017	2017	2016
(in thousands of $)	Jul-Sep	Apr-Jun	Jan-Sep	Jan-Sep

Net loss	(36,474)	(64,529)	(160,194)	(176,380)

Other comprehensive (loss) income:
Net (loss) gain on qualifying cash flow hedging instruments	(11)	(29)	1,621	2,606
Other comprehensive (loss) income	(11)	(29)	1,621	2,606
Comprehensive loss	(36,485)	(64,558)	(158,573)	(173,774)

Comprehensive loss attributable to:

Stockholders of Golar LNG Limited	(43,886)	(73,837)	(181,905)	(192,549)
Non-controlling interests	7,401	9,279	23,332	18,775
	(36,485)	(64,558)	(158,573)	(173,774)

Golar LNG Limited

CONDENSED CONSOLIDATED BALANCE SHEETS

	2017	2016
(in thousands of $)	Sep-30	Dec-31
	Unaudited	Unaudited (4)

ASSETS
Current
Cash and cash equivalents	286,562	224,190
Restricted cash and short-term deposits (1)	270,087	183,693
Other current assets	24,580	18,334
Amounts due from related parties	7,345	—
Total current assets	588,574	426,217
Non-current
Restricted cash	182,416	232,335
Investment in affiliates	684,285	648,780
Cost method investments	7,347	7,347
Asset under development	1,032,116	731,993
Vessels and equipment, net	2,093,515	2,153,831
Other non-current assets	56,970	56,408
Total assets	4,645,223	4,256,911

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Current portion of long-term debt and short-term debt, net of deferred finance charges (1)(2)	1,102,560	451,454
Amounts due to related parties (3)	3,058	135,668
Other current liabilities	326,469	182,005
Total current liabilities	1,432,087	769,127
Non-current
Long-term debt, net of deferred finance charges (1)	1,199,989	1,525,744
Amounts due to related parties (3)	177,247	—
Other long-term liabilities	51,471	52,214
Total liabilities	2,860,794	2,347,085

Equity
Stockholders' equity	1,714,533	1,863,262
Non-controlling interests	69,896	46,564

Total liabilities and stockholders' equity	4,645,223	4,256,911

(1) Included within restricted cash and short-term receivables and debt balances are amounts relating to certain lessor entities (for which legal ownership resides with financial institutions) that we are required to consolidate under US GAAP into our financial statements as variable interest entities. Refer to Appendix A.
(2) Included within current portion of long-term debt is $375 million relating to the Hilli Episeyo pre-delivery facility which is expected to mature in Q1 2018, when we will draw on the post-delivery financing (sale and leaseback arrangement).
(3) The amount of $177.2 million corresponds to (i) a $70 million deposit made by Golar Partners upon execution of the Hilli purchase and sale agreement in August 2017; and (ii) a further $107.2 million relating to the deferred purchase price payable to Golar Partners in connection with the Tundra Put Sale. Upon closing of the Hilli acquisition which is expected to occur on or before April 30, 2018, these sums will be applied against the net purchase price.
(4) Previously, the assets and liabilities associated with the agreement to sell our interests in the companies that own and operate the FSRU the Golar Tundra to Golar Partners were classified as held-for-sale. As of March 31, 2017, these assets and liabilities ceased to qualify for classification as held-for-sale. Accordingly, as of September 30, 2017 (and for all retrospective periods presented), these assets and liabilities are presented as held and used in the consolidated balance sheets.

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	2017	2017	2017	2016
(in thousands of $)	Jul-Sep	Apr-Jun	Jan-Sep	Jan-Sep

OPERATING ACTIVITIES
Net loss	(36,474)	(64,529)	(160,194)	(176,380)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	17,385	17,366	59,937	56,146
Amortization of deferred tax benefits on intra-group transfers	—	—	—	(1,715)
Amortization of deferred charges and guarantees (1)	(1,639)	(1,502)	(2,306)	14,037
Net loss on loss of control of Golar Power	—	—	—	12,184
Equity in net losses (earnings) of affiliates	5,907	(704)	19,100	(10,118)
Dividends received	12,858	12,858	38,513	40,166
Compensation cost related to stock options	2,321	1,499	6,196	3,193
Net foreign exchange loss	913	768	2,034	707
Impairment of long-term assets	—	—	—	1,706
Impairment of loan receivable	—	—	—	7,627
Restricted cash and short-term deposits	728	(219)	323	13,354
Change in assets and liabilities:
Trade accounts receivable	798	(2,530)	(1,191)	(1,822)
Inventories	(2,760)	(752)	(2,313)	2,021
Prepaid expenses, accrued income and other assets	(6,326)	4,094	(5,613)	18,833
Amounts due from/to related companies	(8,715)	(14,753)	(32,706)	12,734
Trade accounts payable	(57)	166	(2,376)	(28,137)
Accrued expenses and deferred income	5,096	10,442	21,030	(7,953)
Other liabilities	395	21,321	18,833	(3,645)
Net cash used in operating activities	(9,570)	(16,475)	(40,733)	(47,062)

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS (CONTINUED)

	2017	2017	2017	2016
(in thousands of $)	Jul-Sep	Apr-Jun	Jan-Sep	Jan-Sep

INVESTING ACTIVITIES
Additions to vessels and equipment	(140)	(548)	(1,233)	(13,893)
Additions to newbuildings	—	—	—	(19,220)
Additions to asset under development	(35,846)	(80,274)	(169,542)	(129,161)
Additions to investments	(34,352)	(23,000)	(91,499)	(10,200)
Proceeds from disposals to Golar Partners (2)	70,000	—	70,000	107,247
Proceeds from loss of control of Golar Power, net of cash disposed	—	—	—	113,000
Loans granted (including related parties)	—	—	—	(1,000)
Restricted cash and short-term deposits	1,771	(16,903)	(4,773)	9,774
Net cash provided by (used in) investing activities	1,433	(120,725)	(197,047)	56,547

FINANCING ACTIVITIES
Proceeds from debt (including related parties) (1)	—	75,000	778,432	355,817
Payment for capped call in connection with bond issuance	—	—	(31,194)	—
Repayments of debt (including related parties)	(27,048)	(30,823)	(398,316)	(184,912)
Financing costs paid	—	(21)	(1,564)	(7,395)
Cash dividends paid	(5,050)	(5,199)	(15,384)	(49,743)
Proceeds from exercise of share options	203	—	203	—
Purchase of treasury shares	—	—	—	(8,214)
Restricted cash and short-term deposits	(16,632)	(15,241)	(32,025)	(82,369)
Net cash (used in) provided by financing activities	(48,527)	23,716	300,152	23,184
Net (decrease) increase in cash and cash equivalents	(56,664)	(113,484)	62,372	32,669
Cash and cash equivalents at beginning of period	343,226	456,710	224,190	105,235
Cash and cash equivalents at end of period	286,562	343,226	286,562	137,904

(1) Net of convertible bond issuance costs taken at source.
(2) In August 2017, upon execution of the Hilli purchase and sale agreement, we received a $70 million deposit from Golar Partners.

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive (Loss) Income	Accumulated Retained Earnings	Total before Non- controlling Interests	Non-controlling Interests	Total Equity
Balance at December 31, 2015	93,547	(12,269)	1,317,806	200,000	(12,592)	308,874	1,895,366	20,813	1,916,179

Net loss	—	—	—	—	—	(195,155)	(195,155)	18,775	(176,380)
Dividends	—	—	—	—	—	(13,883)	(13,883)	—	(13,883)
Grant of share options	—	—	4,555	—	—	—	4,555	—	4,555
Forfeiture of share options	—	—	(892)	—	—	—	(892)	—	(892)
Other comprehensive income	—	—	—	—	2,606	—	2,606	—	2,606
Treasury shares	—	(8,214)	—	—	—	—	(8,214)	—	(8,214)

Balance at September 30, 2016	93,547	(20,483)	1,321,469	200,000	(9,986)	99,836	1,684,383	39,588	1,723,971

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive (Loss) Income	Accumulated Retained Earnings	Total before Non- controlling Interests	Non-controlling Interests	Total Equity
Balance at December 31, 2016	101,081	(20,483)	1,488,556	200,000	(9,542)	103,650	1,863,262	46,564	1,909,826

Net loss	—	—	—	—	—	(183,526)	(183,526)	23,332	(160,194)
Dividends	—	—	—	—	—	(14,635)	(14,635)	—	(14,635)
Exercise of share options	27	—	177	—	—	—	204	—	204
Grant of share options	—	—	7,866	—	—	—	7,866	—	7,866
Forfeiture of share options	—	—	(120)	—	—	—	(120)	—	(120)
Other comprehensive income	—	—	—	—	1,621	—	1,621	—	1,621
Issuance of convertible bonds (2)	—	—	39,861	—	—	—	39,861	—	39,861

Balance at September 30, 2017	101,108	(20,483)	1,536,340	200,000	(7,921)	(94,511)	1,714,533	69,896	1,784,429

(1) Contributed Surplus is 'capital' that can be returned to shareholders without the need to reduce share capital, thereby giving Golar greater flexibility when it comes to declaring dividends.
(2) Issuance of convertible bonds relates to the equity component of the $402.5 million convertible bond, net of the capped call payment and convertible bond issuance costs.

Golar LNG Limited

APPENDIX A

Included within the restricted cash and short-term deposits and debt balances are amounts relating to lessor VIE entities that we are required to consolidate under US GAAP into our financial statements as variable interest entities. The following table represents the impact of consolidating these lessor VIEs into our balance sheet, with respect to these line items:

(in thousands of $)	September 30, 2017	December 31, 2016 (2)

Restricted cash and short-term deposits	116,511	71,474

Current portion of long-term debt and short-term debt, net of deferred finance charges	702,127	410,159
Long-term debt, net of deferred finance charges	413,552	624,385

(1) The consolidated results and net assets of the consolidated lessor VIE entities is based on management's best estimates.
(2) Previously, the assets and liabilities associated with the agreement to sell our interests in the companies that own and operate the FSRU the Golar Tundra to Golar Partners were classified as held-for-sale. As of March 31, 2017, these assets and liabilities ceased to qualify for classification as held-for-sale. Accordingly, as of September 30, 2017 (and for all retrospective periods presented), these assets and liabilities are presented as held and used in the consolidated balance sheets.